Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

Commission File No.: 001-34061

The following are excerpts from an earnings call held by HSN, Inc. on August 3, 2017:

Rod R. Little – HSN, Inc.

•	Our GAAP results were also impacted by $5 million of transaction costs related to the pending acquisition of HSNi by Liberty Interactive Corporation. Excluding the non-cash charges, which include the impairment charge and transaction costs, operating expenses decreased $4 million or 2%. GAAP EPS was $0.62 and adjusted EPS was $0.63 compared to $0.50 and $0.74, respectively, last year.

•	Operating expenses increased 4% or $6 million, driven by $4 million in allocated transaction costs related to the pending acquisition.

•	Excluding the divestitures, non-cash charges and allocated acquisition-related transaction fees, operating expenses were consistent with the prior year. Adjusted EBITDA increased 4% to $21 million.

•	So, as we prepare for the pending acquisition by Liberty, we remain focused on optimizing our portfolio, building our capabilities for growth that include efficient and effective resource allocation and a rigorous expense management discipline, all to drive shareholder value.

Judy Schmeling - HSN, Inc.

•	Before we open it up to Q&A, I wanted to provide an update about the pending acquisition of HSNi by Liberty Interactive Corporation, which we announced on July 6. The parties are working through the regulatory approval process and the transaction currently is expected to close during the fourth quarter. We will not be able to provide any additional information regarding the transaction or regulatory approval process during the Q&A portion of this call.

Question-and-Answer Session

Barton E. Crockett - FBR Capital Markets & Co.

•	Can I just – I’m sorry. I’m sorry to interrupt you. And then, I just wanted to ask one final thing is, I know you’re not going to talk in detail about the QVC merger, but in general thematically, is that merger something that you think might have real potential to turn around this new customer kind of blip down that you’ve experienced?

William C. Brand - HSN, Inc.

•	Our focus on the HSN business is, as I’ve been mentioning, to drive our overall healthy customer file. As we’ve been mentioning, our product portfolio and making sure we have the right mix that attracts those customers, while keeping our current customers engaged. And I think going forward, it will always be our focus here at HSN to drive that healthy customer file.

•	Rod R. Little - HSN, Inc.

Yes. And Barton, it’s Rod here. I think one of the theses for the acquisition if you read what has been stated publicly is, this is a stronger combination together. And so, we do some things well, they do some things well and putting that together, it’s just a more powerful combination to pool resources and go after consumer segments and people maybe not considering us today. So yes, we agree with that.

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc., the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors. These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s,

QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive. This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition. Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

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